

January 11, 2011

Tad M. Ballantyne
Chief Executive Officer
Capsalus Corp.
3675 Paces Ferry Road, Suite 100
Atlanta, GA 30339

> **Re:** **Capsalus Corp.**
> **Form 10-K for the fiscal year ended December 31, 2009,**
> **As amended on May 24, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File Number: 333-146744**

Dear Mr. Ballantyne:

We have reviewed your December 21, 2010 response to our December 8, 2010 letter, and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Form 10-Q for the quarterly period ended September 30, 2010

Financial Statements
Note 7. Acquisition, page 9

1.   Please refer to your response to prior comment two and address the following:

   a. Tell us the specific guidance in GAAP that refers to valuing the acquisition based on the fair value of the assets acquired and liabilities assumed at the acquisition date instead of the fair value of the consideration transferred in the business combination as contemplated in ASC 805-30-30-7. Specifically address why your stock being thinly traded and the potential of goodwill impairment is a basis for using the fair value of the assets acquired and liabilities assumed at the acquisition date.

     b. Explain to us why you would believe that you would have been required to immediately impair goodwill if you have used the fair value of your common stock on the acquisition date.

     c. Disclose the fair value of each intangible asset identified and how your fair value determination complies with ASC 805-20. Specifically address why no goodwill was recognized in this acquisition.

     d. Explain to us why the price per share used to convert WhiteHat debt is significantly more than the per share stock price used to determine purchase consideration.

2. Please refer to your response to prior comment three. Based on your disclosure you state that the $400,000 is partial consideration. Explain to us why the amount prior to the closing date was treated as purchase consideration but the amount deposited subsequent to the closing date was recorded as a normal intercompany advances for working capital.

You may contact Donald Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant